TRAJECTORY ALPHA ACQUISITION CORP.

99 Wall Street, #5801

New York, New York 10005

December 7, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Purnell

Re:	Trajectory Alpha Acquisition Corp.

Registration Statement on Form S-1

Filed March 8, 2021, as amended

File No. 333-253967

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Trajectory Alpha Acquisition Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on December 9, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

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Very truly yours,

By:	/s/ Michael E.S. Frankel
Name: Michael E.S. Frankel
Title: President and Chief Financial Officer

[Signature Page to Acceleration Request—Trajectory Alpha Acquisition Corp.]